

03 AUG -5 AM 7:21

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

22 July 2003

SUPPL

Dear Sirs,

RE : Eurotunnel PLC (~~82-2999~~) 82-3000 /Eurotunnel SA (~~82-3000~~) 82-2999 : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934



03029030

I enclose the following:

- Eurotunnel's interim results for 2003.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully,

D Leonard
Secretary

dlw 8/5

C:\DATA\WORD\Board\l-rule12g3-2(b)030721.doc

EMBARGO: Not for release before 0700 hours (UK time) on Monday, 21 July 2003

EUROTUNNEL INTERIM RESULTS TO 30 JUNE 2003

Lower revenue as a result of shuttle yields
Volume and market share grow

- Operating revenue down 7% due to lower shuttle yields
- 4% growth in car carryings with two-point market share gain
- 3% growth in trucks with two-point market share gain
- Operating costs held flat
- Underlying loss stable
- £90 million debt reduction
- Progress on rail freight development projects

Eurotunnel, operator of the Channel Tunnel, today reported interim results for the first half of 2003.

Richard Shirrefs, Chief Executive, said:

"During the first half of 2003 average yields, and hence revenue, were down on last year reflecting weak market conditions and strong competition. Despite flat or declining markets we achieved volume growth in both our truck and passenger businesses, with increased market shares. Our service quality reached even higher levels. We held our costs flat and reduced our debt by a further £90 million during the first half.

"We are working hard to build a position from which to grow our revenues in the medium term. Our application for a rail operator's licence is proceeding satisfactorily, and we are in active discussions about providing new cross-Channel rail freight solutions."

Charles Mackay, Chairman, said:

"Our first half results reflect the current depressed demand and consequent pricing pressures which are affecting the travel and freight transport sectors as a whole. These challenging market conditions now look set to continue in the second half.

"As a result of the continuation of these difficult market conditions, we are now unlikely to achieve the full year revenues needed to cover our interest charges from cashflow. However, as market conditions improve our shuttle revenue growth should pick up again as in the past."

Financial result for the six months to 30 June 2003

£ million	2003	2002 restated[1]	2003/2002 % change	2002 reported
Exchange rate £/€	1.446	1.446		1.582
Shuttle Services	149	166	- 11%	159
Railways	115	113	+ 2%	108
Transport activities	**264**	**279**	- 5%	**267**
Non-transport activities	8	13	- 39%	12
Operating revenue	**272**	**292**	- 7%	**279**
Other income	8	7		7
Total turnover	**280**	**299**	- 7%	**286**
Operating costs	(130)	(131)	-1%	(125)
Operating margin	**150**	**168**	-11%	**161**
Depreciation & provisions	(70)	(70)		(69)
Operating profit	**80**	**98**	- 18%	**92**
Net Interest	(159)	(175)	- 9%	(168)
Underlying loss	**(79)**	**(77)**	- 2%	**(76)**
Exchange losses[2]	(1)			(24)
Exceptional profit	63			6
Net loss	(17)			(94)

[1] The figures at 30 June 2002 have been restated at £1=€1.446 to assist comparison with the 2003 figures.
[2] Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Revenue from Shuttle Services fell by 11% to £149 million at constant exchange rates, principally due to the impact of lower average yields from the truck and car businesses offsetting increased carryings. Railways revenue increased slightly, and remains protected by payments under the Minimum Usage Charge provisions. Revenue of £8 million was generated from non-transport activities, including retail and telecommunications.

Operating costs were held flat in the first half of the year at £130 million despite upward pressures from higher insurance premiums, and additional maintenance costs relating to the mid-life refit of the shuttle fleet.

Net interest costs in the first half of 2003 were £16 million below the same period in 2002 reflecting the benefit of the financial operations completed since July 2002. As a result, the underlying loss of £79 million was held close to the first half 2002 level.

The exceptional profit for the period was £63 million comprising the profit arising from a further UK leasing company acquisition, and the profit generated from the repurchase of debt at a discount to market value with the proceeds from previous leasing transactions.

The net loss of £17 million for the period compared to a loss of £94 million for the first half of 2002.

Interest cover for the first half was 87% before capital expenditure (2002: 101%) and 77% after capital expenditure (2002: 89%). The lower interest cover reflects the lower revenue achieved, together with adverse working capital movements during the first half of 2003.

Review of activity in the first half of 2003

Eurotunnel shuttle services

	2003	2002	2003/2002 % change	Short straits market*
Truck shuttles	631,742 trucks	611,172 trucks	+ 3%	- 1%
Passenger shuttles	1,098,913 cars** 34,843 coaches	1,059,825 cars** 30,189 coaches	+ 4% +15%	0% - 7%

* Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque-Ostend
** including motorcycles, cars, cars with trailers, caravans and campervans

Truck shuttles
Eurotunnel carried 631,742 trucks in the first half of 2003, a 3% increase on 2002, as a result of a two-point increase in market share to 43%. This was achieved in an economic environment which saw the short straits truck market contract marginally. Strong competition from the ferries has led to declining rates in some segments. This, combined with Eurotunnel's increased share of business from major hauliers, resulted in a decline in average yields and revenue.

The quality of the service delivered to customers rose again during the first half with 99% punctuality.

Passenger shuttles
Eurotunnel carried 1,098,913 cars in the first half of 2003, 4% more than during the first half of 2002 due to a two-point increase in market share to 50%. The European travel market as a whole was affected by geopolitical uncertainty. Traffic on the short straits was stimulated by promotional pricing by all operators, with the result that market volumes held up at the same level as in the corresponding period in 2002. Eurotunnel succeeded in increasing market share, but at lower yields, resulting in a decline in car revenue.

Eurotunnel carried 34,843 coaches in the first half, 15% more than in the corresponding period in 2002 compared to a market that contracted by 7%. Market share rose by seven points to 37%.

Passenger shuttle service quality improved during the first half with 98% punctuality.

Railways (Eurostar & Rail Freight)

The Channel Tunnel is also used by other rail services not managed by Eurotunnel - Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

The number of passengers* carried through the Tunnel by Eurostar fell from 3,217,812 in the first half of 2002 to 2,849,223 in the corresponding period in 2003. From this autumn, Eurostar's offer will be enhanced by a journey time reduction of up to 20 minutes resulting from the opening of the first phase of the UK high-speed rail link. The new line, allowing speeds of up to 300km/h for the first time in the UK, will enable Eurostar passengers to travel between London and Paris in 2 hours 35 minutes, London and Brussels in 2 hours 20 minutes, and London and Lille in 1 hour 40 minutes.

Rail freight tonnage carried through the Tunnel rose from 707,572 tonnes in the first half of 2002 to 849,495 tonnes in the corresponding period in 2003 as the service continued to recover from the disruption encountered during 2002.

The level of through-rail traffic using the Channel Tunnel currently has no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until November 2006.

(* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.)

Other developments

Eurotunnel is actively discussing new rail freight services with potential customers in order to establish the requirements of the market. The application for a rail operator's licence is proceeding satisfactorily and work continues on the technical solutions which will enable Eurotunnel to deliver a high quality cross-Channel rail freight service.

A new Eurotunnel subsidiary, Port Maritime Security International (PMSi) has been established to market the Group's expertise in truck/container security. PMSi recently received the necessary accreditation to commence provision of training courses.

Development projects continue with construction work well underway on a new 10,000m² designer retail outlet by Marques Avenue. To be opened in December 2003 close to our French terminal and complementing the Cité Europe shopping complex, the development will increase the attractiveness of the retail offer to our UK customers.

Since the end of the half-year we have completed a further UK leasing company acquisition, generating cash for debt repurchases, and continue to work on further transactions.

END

Note to editors:

1. Financial analysis attached.
2. A conference call for wire service and online journalists will be held at 7.30 a.m. UK time today. Dial-in tel: 020 7984 7576. A replay will be available until the close of business on Monday, 28 July 2003. Replay: 020 7784 1024. Replay pass code: 466076
3. Copies of the press release and presentations are available on www.eurotunnel.com "company information".

Media enquiries:
Kevin Charles, tel: 01303 288728 or 01303 288737

Investor & analyst enquiries:
Alison Bourgeois, tel: 00 33 1 55 27 35 59

News release no. 854

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

The net loss was reduced from £94 million in the first half of 2002 to £17 million in the first half of 2003 due to an exceptional profit of £63 million from financial operations. Weak market conditions and a difficult competitive environment during the first half of 2003 have led to lower Shuttle yields. As a result, despite higher volumes and market share, Shuttle services revenues were 11% lower than the same period in 2002 at constant exchange rates. Operating costs were held flat compared to the first half of 2002. Operating profit decreased by £18 million at constant exchange rates to £80 million for the first half of 2003. Interest charges were £16 million lower than during the first half of 2002 as a result of financial operations completed since July 2002. At £79 million for the first half of the year, the underlying loss was broadly stable compared to the first half of 2002 at constant exchange rates.

In order to assist the comparison between 2003 and 2002 in this analysis, the results to the underlying loss for the first half of 2002 have been restated at the exchange rate used for the preparation of the results to 30 June 2003 (£1=€1.446) as set out in the tables.

£ million	2003 Actual	2002 Restated	2003/2002 change	2002 Reported
Exchange rate €/£	1.446	1.446	%	1.582
Shuttle services	149	166	-11%	159
Railways	115	113	+2%	108
Transport activities	**264**	**279**	-5%	**267**
Non-transport activities	8	13	-39%	12
Operating revenue	**272**	**292**	-7%	**279**
Other income	8	7		7
Total turnover	**280**	**299**	-7%	**286**
Operating costs	(130)	(131)	-1%	(125)
Operating margin	**150**	**168**	-11%	**161**
Depreciation and provisions	(70)	(70)		(69)
Operating profit	**80**	**98**	-18%	**92**
Net interest	(159)	(175)	-9%	(168)
Underlying loss	**(79)**	**(77)**	-2%	**(76)**
Exchange losses	(1)			(24)
Exceptional profit	63			6
Net loss	**(17)**			**(94)**

Turnover

Revenue from Shuttle Services fell by 11% to £149 million at constant exchange rates, principally due to the impact of lower average yields from the truck and car businesses offsetting increased carryings.

Railways revenue increased slightly and remains protected by payments under the Minimum Usage Charge provisions.

Revenue of £8 million was generated from non-transport activities, including retail and telecommunications.

Other income of £8 million largely comprises the release of provisions for large scale maintenance.

At £280 million, total turnover for the first half of the year was 7% below the same period in 2002.

Operating result

Despite upward pressures from higher insurance premiums and additional maintenance costs relating to the mid-life refit of the shuttle fleet, operating costs in the first half of the year at £130 million were held flat compared to the same period in 2002. This was mainly achieved through staff productivity improvements and reduced energy costs.

At £70 million, depreciation and provisions remained at the same level as in the first half of 2002. The operating profit of £80 million was 18% below the first half of 2002.

Net result

Net interest costs in the first half of 2003 were £16 million below the same period in 2002 reflecting the benefit of the financial operations completed since July 2002. The underlying loss of £79 million was held close to the first half 2002 level at constant exchange rates.

The exceptional profit for the period was £63 million comprising the profit arising from a further UK leasing company acquisition, and the profit generated from the repurchase of debt at a discount to market value with the proceeds from previous leasing transactions.

The net loss of £17 million for the period compared to a loss of £94 million for the first half of 2002.

Cash flow and interest cover

Cash flow from operating activities was £138 million in the first half of 2003 compared to £171 million for the same period in 2002. £20 million of this reduction is accounted for by adverse working capital movements in operating expenditure.

The investment programme to increase Eurotunnel's truck shuttle capacity nears completion, and this is reflected in the reduction in net capital expenditure from £20 million in the first half of 2002, to £16 million for the same period in 2003. Net cash flow from operating activities after capital expenditure for the first six months of the year was £122 million compared to £151 million in the first half of 2002.

Interest cover for the first half was 87% before capital expenditure (2002: 101%) and 77% after capital expenditure (2002: 89%).

Financing

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone and a third part comprising equity and Equity Notes.

The Core Debt totalling £4.8 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.2 billion of Junior Debt and £0.7 billion of Tier 1A Debt, and £0.5 billion of Resettable Advances. 96% of this debt carries fixed rates until 2004 with all except the Senior Debt at an average rate of 6.25%. In 2004, the Junior Debt and the Resettable Advances will move to variable rates at margins of 0.5% to 1.25%. In total, £1.7 billion plus €3.2 billion of Eurotunnel's debt will carry variable interest rates from 2004. Between 2004 and 2008, £1.6 billion and €2.9 billion of this variable rate debt is covered by interest rate caps, and £1.1 billion and €1.9 billion is covered by interest rate floors. The balance of £0.6 billion plus €1.3 billion is not covered by any interest rate floors.

Following the refinancing of the Senior Debt in 2002, no mandatory debt repayments are now due before 2006.

The Buffer Zone of £1.5 billion includes drawings under the Stabilisation Facility, available to meet interest payments which cannot yet be paid in cash. The Stabilisation Advances carry 0% interest until 2006. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

Equity and quasi-equity totalling £2.5 billion comprises Shareholders' funds and £0.3 billion of Equity Notes, which carry a fixed rate of 4.45% until they are converted into equity at the end of 2003.

Financial operations

During the first half of 2003, Eurotunnel repurchased or repaid £90 million of debt using the proceeds of last year's UK leasing transactions. This generated an exceptional profit of £57 million in the first half of the year and will reduce Eurotunnel's interest charges this year by approximately £3 million. A further £6 million cash was generated for debt reduction with the acquisition of an additional UK leasing company during the period.


Financing at 30 June 2003
£billion
TOTAL 8.8
Senior Debt
0.4
Junior Debt
Tier 1A
Resettable Advances
4.4
Core debt
Stabilisation Facility
Participating Loan Notes
Accrued interest
1.5
Buffer zone
Shareholders' Funds
& Equity Notes
2.5
Equity & Equity Notes